WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

SUPPL

March 29, 2005

The Office of Corporate Finance
Securities and Exchange Commiss
Judiciary Plaza
450 5th Street North West
Washington, DC 20549





Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on March 29, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dlw 3/31

Issued: 29 March 2005

Redemption of B Shares

The Company has today redeemed 10,967,542 B Shares at a price of 70 pence per share.

Following the redemption of these shares, 93,822,916 B Shares remain in issue.

For further information, please contact:

Helen Baker Tel. 020 8718 2867

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

March 29, 2005



The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on March 29, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: [signature]
Debra M. Burg
Authorized Representative

Enclosures

Issued: 29 March 2005

Redemption of B Shares

The Company has today redeemed 10,967,542 B Shares at a price of 70 pence per share.

Following the redemption of these shares, 93,822,916 B Shares remain in issue.

For further information, please contact:
Helen Baker Tel. 020 8718 2867